Eleven-Year Summary of Selected Consolidated Financial Data Walgreen Co. and Subsidiaries (Dollars in Millions, except per share data)
Fiscal Year	2005	2004	2003	2002
Net Sales	$42,201.6	$37,508.2	$32,505.4	$28,681.1
Costs and Deductions
Cost of sales	30,413.8	27,310.4	23,706.2	21,076.1
Selling, occupancy and administration (1) (2)	9,363.8	8,055.4	6,938.3	5,992.5
Other income (3)	31.6	17.3	10.8	6.9
Total Costs and Deductions	39,746.0	35,348.5	30,633.7	27,061.7
Earnings
Earnings before income tax provision and cumulative effect of accounting changes	2,455.6	2,159.7	1,871.7	1,619.4
Income tax provision	896.1	809.9	706.6	611.3
Earnings before cumulative effect of accounting changes	1,559.5	1,349.8	1,165.1	1,008.1
Cumulative effect of accounting changes (4)	-	-	-	-
Net Earnings	$ 1,559.5	$ 1,349.8	$ 1,165.1	$ 1,008.1
Per Common Share (5)
Net earnings (4)
Basic	$ 1.53	$ 1.32	$ 1.14	$ .99
Diluted	1.52	1.31	1.13	.98
Dividends declared	.22	.18	.16	.15
Book value	8.77	7.95	6.94	6.01
Non-Current Liabilities
Long-term debt	$ 12.0	$ 12.4	$ 9.4	$ 11.2
Deferred income taxes	240.4	274.1	180.7	135.6
Other non-current liabilities	985.7	838.0	677.5	613.9
Assets and Equity
Total assets	$14,608.8	$13,342.1	$11,656.8	$10,117.2
Shareholders' equity	8,889.7	8,139.7	7,117.8	6,162.9
Return on average shareholders' equity	18.3%	17.7%	17.5%	17.8%
Drugstore Units
Year-end: Units (6)	4,953	4,582	4,227	3,883

2001	2000	1999	1998	1997	1996	1995
$24,623.0	$21,206.9	$17,838.8	$15,306.6	$13,363.0	$11,778.4	$10,395.1

18,048.9	15,465.9	12,978.6	11,139.4	9,681.8	8,514.9	7,482.3
5,171.0	4,501.2	3,859.6	3,341.6	2,979.6	2,666.1	2,398.7
2.3	5.7	11.9	41.9	3.9	2.9	3.6
23,217.6	19,961.4	16,826.3	14,439.1	12,657.5	11,178.1	9,877.4

1,405.4	1,245.5	1,012.5	867.5	705.5	600.3	517.7
530.6	479.5	397.4	336.2	273.4	232.6	200.6
874.8	766.0	615.1	531.3	432.1	367.7	317.1
-	-	-	(26.4)	-	-	-
$ 874.8	$ 766.0	$ 615.1	$ 504.9	$ 432.1	$ 367.7	$ 317.1

$ .86	$ .76	$ .61	$ .50	$ .43	$ .38	$ .33
.85	.75	.61	.50	.43	.37	.32
.14	.14	.13	.13	.12	.11	.11
5.05	4.14	3.44	2.83	2.38	2.06	1.81

$ 20.8	$ 18.2	$ 18.0	$ 13.6	$ 3.3	$ 3.4	$ 2.4
102.9	74.0	54.1	74.2	101.6	136.7	136.4
547.5	519.2	461.0	410.3	310.0	283.6	254.7

$ 9,042.3	$ 7,103.7	$ 5,906.7	$ 4,901.6	$ 4,207.1	$ 3,633.6	$ 3,252.6
5,151.0	4,188.6	3,449.8	2,823.4	2,353.7	2,027.9	1,781.4

18.7%	20.1%	19.6%	19.5%	19.7%	19.3%	18.9%

3,520	3,165	2,821	2,549	2,358	2,193	2,085
  Fiscal 2005 includes pre-tax expenses of $54.7 million ($.033 per share, diluted) related to Hurricane Katrina. Fiscal 2005, 2004, 2003, 2002, 2001 and 2000 include pre-tax income of $26.3 million ($.016 per share, diluted), $16.3 million ($.010 per share, diluted), $29.6 million ($.018 per share, diluted), $6.2 million ($.004 per share, diluted), $22.1 million ($.013 per share, diluted) and $33.5 million ($.021 per share, diluted), respectively, from litigation settlements.
  Certain amounts for fiscal 2000 through 2004 have been reclassified to be consistent with the fiscal 2005 presentation.
  Fiscal 1998 includes a pre-tax gain of $37.4 million ($.023 per share, diluted) from the sale of the company's long-term care pharmacy business.
  Fiscal 1998 includes an after-tax $26.4 million ($.03 per share, diluted) charge from the cumulative effect of accounting change for system development costs.
  Per share data have been adjusted for two-for-one stock splits in 1999 and 1997.
  Units include mail service facilities, as well as stores closed as of August 31, 2005, due to Hurricane Katrina.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Introduction

Walgreens is a retail drugstore chain that sells prescription and non-prescription drugs and general merchandise. General merchandise includes, among other things, cosmetics, toiletries, food, beverages, household items and photofinishing. Customers can have prescriptions filled at the drugstore counter, as well as through the mail, by telephone, and on the Internet. As of August 31, 2005, we operated 4,953 drugstores (including three mail service facilities, as well as stores closed as of August 31, 2005, due to Hurricane Katrina) in 45 states and Puerto Rico.

The drugstore industry is highly competitive. In addition to other drugstore chains, independent drugstores, mail order prescription providers and Internet pharmacies, we also compete with various other retailers including grocery stores, mass merchants and dollar stores.

The long-term outlook for prescription sales is strong due in part to the aging population, as well as the continued development of innovative drugs that improve quality of life and control healthcare costs. As of January 1, 2006, the new Medicare Part D prescription drug program will be in effect. While it is difficult to fully predict the business impact, we believe we are well positioned to capture additional Medicare prescription sales. During fiscal year 2005, the precursor to this program, the Medicare senior discount cards, gave us additional prescription sales, although the gross margin rates on these sales were lower.

We continue to expand into new markets and increase penetration in existing markets. To support our growth, we are also investing significantly in prime locations, technology and customer service initiatives.

Reclassification of Financial Statements

Litigation settlement gains, which were previously classified as Other Income, have been reclassified as reductions to selling, occupancy and administration expenses.

Operating Statistics

	Percentage Increases
Fiscal Year	2005	2004	2003
Net Sales	12.5	15.4	13.3
Net Earnings	15.5	15.9	15.6
Comparable Drugstore Sales	8.2	10.9	8.6
Prescription Sales	13.4	17.8	17.4
Comparable Drugstore Prescription Sales	9.8	14.0	13.2
Front-End Sales	11.1	11.7	7.5
Comparable Front-End Sales	5.5	6.1	2.0

	Percent to Sales
Fiscal Year	2005	2004	2003
Gross Margin	27.9	27.2	27.1
Selling, Occupancy and Administration Expenses	22.2	21.5	21.4

	Other Statistics
Fiscal Year	2005	2004	2003
Prescription Sales as a % of Net Sales	63.7	63.2	62.0
Third Party Sales as a % of Drugstore Prescription Sales	92.7	91.7	90.6
Total Number of Stores	4,953	4,582	4,227

Results of Operations

Fiscal 2005 was the 31st consecutive year of record sales and earnings. Fiscal year net earnings increased 15.5% to $1.560 billion, or $1.52 per share (diluted), versus last year's earnings of $1.350 billion, or $1.31 per share (diluted). Net earnings increases resulted from improved sales and higher gross profit margins, partially offset by higher expense ratios.

In the fourth quarter of fiscal year 2005, the company recorded $54.7 million ($.03 per share, diluted) of pre-tax expenses related to Hurricane Katrina. These expenses included an estimated $32.8 million of inventory losses, an estimated $14.8 million of present value lease obligations for temporary, as well as permanent, store closings and an estimated $5.2 million in equipment losses. Fiscal year 2005 also included pre-tax litigation settlement gains of $26.3 million ($.02 per share, diluted) compared to similar settlements of $16.3 million ($.01 per share, diluted) last fiscal year.

The following table illustrates the effects of Hurricane Katrina expenses and litigation settlement gains on the company's earnings. The non-GAAP disclosure of earnings is not preferable to GAAP net earnings but is shown as a supplement to such disclosure for comparability to the prior year's earnings.

	Year Ended August 31,
	2005	2004	% Change
Earnings excluding the effect of
Hurricane Katrina expenses and
litigation settlement gains	$ 1,577.3	$ 1,339.6	17.7
Diluted earnings per share	$ 1.53	$ 1.30	17.7

Earnings offset of Hurricane Katrina
expenses	(34.3)	-
Diluted earnings per share	(.03)	-

Earnings offset of litigation
settlement gains	16.5	10.2
Diluted earnings per share	.02	.01
Net earnings	$1,559.5	$1,349.8	15.5
Diluted net earnings per share	$ 1.52	$ 1.31	16.0

Net sales increased by 12.5% to $42.202 billion in fiscal 2005 compared to increases of 15.4% in 2004 and 13.3% in 2003. Drugstore sales increases resulted from sales gains in existing stores and added sales from new stores, each of which includes an indeterminate amount of market-driven price changes. Sales in comparable drugstores were up 8.2% in 2005, 10.9% in 2004 and 8.6% in 2003. Comparable stores are defined as those that have been open for at least twelve consecutive months without closure for seven or more consecutive days and without a major remodel or a natural/economic disaster in the past twelve months. Relocated stores are not included as comparable stores for the first twelve months after the relocation. The company operated 4,953 drugstores as of August 31, 2005, compared to 4,582 as of August 31, 2004, and 4,227 at August 31, 2003.

Prescription sales increased 13.4% in 2005, 17.8% in 2004 and 17.4% in 2003. Comparable drugstore prescription sales were up 9.8% in 2005, 14.0% in 2004 and 13.2% in 2003. Prescription sales were

63.7% of total net sales for fiscal 2005 compared to 63.2% in 2004 and 62.0% in 2003. The effect of generic drugs, which have a lower retail price, replacing brand name drugs reduced prescription sales by 2.4% for 2005, 1.2% for 2004 and 2.1% for 2003. The shift of Prilosec in September 2003 to over-the-counter status and its related effect on Omeprazole (generic Prilosec) also reduced fiscal 2004 prescription sales. Similarly, the shift of Claritin in December 2002 from prescription to over-the-counter status reduced fiscal 2003 prescription sales. Third party sales, where reimbursement is received from managed care organizations as well as government and private insurance, were 92.7% of pharmacy sales in 2005, 91.7% in 2004 and 90.6% in 2003.

Non-prescription (front-end) sales increased 11.1% in 2005, 11.7% in 2004 and 7.5% in 2003, primarily driven by improved customer counts. Front-end sales were 36.1% of total sales in fiscal 2005, 36.5% in 2004 and 37.8% in 2003. Comparable front-end sales increased 5.5% in 2005, 6.1% in 2004 and 2.0% in 2003.

Gross margins as a percent of total net sales were 27.9% in 2005, 27.2% in 2004 and 27.1% in 2003. Generic drug sales and better purchasing terms contributed to an increase in pharmacy gross margins. Higher generic drug utilization was primarily due to a steady stream of new generics over the past year. Partially offsetting these increases was a shift in sales mix toward prescriptions, which carry a lower margin than front-end merchandise. In addition, third party sales, which typically have lower profit margins than cash prescriptions, continue to become a larger portion of prescription sales. Front-end margins were slightly lower for the year due in part to sales increases in lower margin grocery items, partially offset by higher margin photofinishing.

We use the last-in, first-out (LIFO) method of inventory valuation. The LIFO provision is dependent upon inventory levels, inflation rates and merchandise mix. The effective LIFO inflation rates were 1.26% in 2005, .14% in 2004 and .84% in 2003, which resulted in charges to cost of sales of $67.8 million in 2005, $6.7 million in 2004 and $36.2 million in 2003. Inflation on prescription inventory was 2.2% in 2005, .7% in 2004 and 3.8% in 2003. In all three fiscal years, we experienced deflation in some non-prescription inventories.

Selling, occupancy and administration expenses were 22.2% of sales in fiscal 2005, 21.5% in fiscal 2004 and 21.4% in fiscal 2003. The increase in fiscal 2005, as a percent to sales, was principally caused by store salaries and a $54.7 million pre-tax expense associated with Hurricane Katrina. The increase in fiscal 2004, as a percent to sales, was caused by higher advertising costs as well as costs associated with our ongoing conversion from analog to digital photo labs. Fiscal 2003 was affected by the shift in vendor allowances from advertising to cost of sales, as well as higher store salaries and occupancy as a percent to sales. Lower sales as a result of new generic drugs also increased expense ratios during the three periods.

Interest income increased in 2005 principally due to higher interest rates. Average net investment levels were approximately $1.307 billion in 2005, $1.281 billion in 2004 and $631.1 million in 2003.

The effective income tax rate was 36.5% for fiscal 2005, 37.5% for 2004 and 37.8% for 2003. The decrease in fiscal 2005 is principally the result of the settlement of prior years Internal Revenue Service matters and foreign tax credit adjustments.

Critical Accounting Policies

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on management's prudent judgments and estimates. Actual results may differ from these estimates. Management believes that any reasonable deviation from these judgments and estimates would not have a material impact on the consolidated financial position or results of operations. To the extent that the estimates used differ from actual results, however, adjustments to the statement of earnings and corresponding balance sheet accounts would be necessary. These adjustments would be made in future statements. Some of the more significant estimates include liability for closed locations, liability for insurance claims, vendor allowances, allowance for doubtful accounts and cost of sales. We use the following techniques to determine our estimates:

Liability for closed locations -
The liability is based on the present value of future rent obligations and other related costs (net of estimated sublease rent) to the first lease option date.
Liability for insurance claims -

The liability for insurance claims is recorded based on nondiscounted estimates for claims incurred. The provisions are estimated in part by considering historical claims experience, demographic factors and other actuarial assumptions.

Vendor allowances -

Vendor allowances are principally received as a result of purchases, sales or promotion of vendors' products. Allowances are generally recorded as a reduction of inventory and are recognized as a reduction of cost of sales when the related merchandise is sold. Those allowances received for promoting vendors' products are offset against advertising expense and result in a reduction of selling, occupancy and administration expense to the extent of advertising incurred, with the excess treated as a reduction of inventory costs.

Allowance for doubtful accounts -
The provision for bad debt is based on both specific receivables and historic write-off percentages.
Cost of sales -
Drugstore cost of sales is primarily derived based on point-of-sale scanning information with an estimate for shrinkage and is adjusted based on periodic inventories.

Liquidity and Capital Resources

Cash and cash equivalents were $576.8 million at August 31, 2005, compared to $444.0 million at August 31, 2004. Short-term investment objectives are to minimize risk, maintain liquidity and maximize after-tax yields. To attain these objectives, investment limits are placed on the amount, type and issuer of securities. Investments are principally in top-tier money market funds and commercial paper.

Net cash provided by operating activities was $1.371 billion in fiscal 2005 and $1.644 billion in fiscal 2004. The change between periods was primarily caused by increased net earnings offset by higher inventory levels. The inventory increase was partially due to efforts to improve in-stock conditions, particularly in pharmacy. However, overall levels exceeded our plan. Our profitability is the principal source of funds for expansion and remodeling programs, dividends to shareholders and the stock repurchase program.

Net cash used for investing activities was $434.0 million versus $2.166 billion last year. Proceeds from the sale of auction rate securities exceeded purchases of such securities by $777.9 million in fiscal 2005 compared to last fiscal year where purchases exceeded proceeds by $1.243 billion. We actively invest in municipal bonds and student obligations and purchase these securities at par. While the underlying security is issued as a long-term investment, they typically can be purchased and sold every 7, 28 and 35 days. The trading of auction rate securities takes place through a descending price auction with the interest rate reset at the beginning of each holding period. At the end of each holding period the interest is paid to the investor. Additions to property and equipment were $1.238 billion compared to $939.5 million last year. There were 440 new or relocated locations (net 371), including five home medical centers and four clinical pharmacies, added during the year. This compared to 446 last year (net 355), which included seven home medical centers, three home infusion centers and two clinical pharmacies. New stores are owned or leased. There were 103 owned locations added during the year and 96 under construction at August 31, 2005, versus 47 owned locations added and 63 under construction as of August 31, 2004. Last year, a new distribution center opened in Moreno Valley, California.

Capital expenditures for fiscal 2006 are expected to be approximately $1.4 billion. We expect to open approximately 475 new stores in fiscal 2006, with a net increase of approximately 390 stores, and anticipate having a total of 7,000 drugstores by the year 2010. We are continuing to relocate stores to more convenient and profitable freestanding locations. In addition to new stores, expenditures are planned for distribution centers and technology. A new distribution center is planned for South Carolina with an anticipated opening date in 2007.

Net cash used for financing activities was $804.4 million compared to $302.1 million last year. On July 14, 2004, the Board of Directors announced a stock repurchase program of up to $1 billion, which we plan to execute over four years. During fiscal 2005 we purchased $345.1 million of company shares related to the stock repurchase program. An additional $436.7 million of shares were purchased to support the long-term needs of the employee stock plans. Comparable amounts were $21.9 million and $277.3 million in fiscal 2004. There were no new short-term borrowings during either period. At August 31, 2005, we had a syndicated bank line of credit facility of $200 million to support our short-term commercial paper program.

Contractual Obligations and Commitments

The following table lists our contractual obligations and commitments at August 31, 2005 (In Millions):

	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	Over 5 Years
Operating leases*	$23,727.8	$1,349.4	$2,760.5	$2,663.1	$16,954.8
Purchase obligations:
Open inventory purchase orders*	1,383.4	1,383.4	-	-	-
Real estate development*	437.6	437.6	-	-	-
Other corporate obligations*	529.7	251.5	143.5	115.3	19.4
Insurance	412.3	137.8	109.0	58.3	107.2
Retiree health & life	254.9	6.4	15.4	20.2	212.9
Closed location obligations	89.7	20.4	33.1	19.5	16.7
Capital lease obligations	39.7	1.1	2.0	2.1	34.5
Other long-term liabilities reflected on the balance sheet	397.4	30.6	46.7	40.1	280.0
Total	$27,272.5	$3,618.2	$3,110.2	$2,918.6	$17,625.5

* Not on balance sheet.

Off-Balance Sheet Arrangements

Letters of credit are issued to support purchase obligations and commitments (as reflected on the Contractual Obligations and Commitments table) as follows (In Millions):

Inventory obligations	$ 66.2
Real estate development	1.7
Insurance	313.8
Total	$ 381.7

We have no other off-balance sheet arrangements other than those disclosed on the previous Contractual Obligations and Commitments table.

Both on- and off-balance sheet financing are considered when targeting debt to equity ratios to balance the interest of equity and debt (real estate) investors. This balance allows us to lower our cost of capital while maintaining a prudent level of financial risk.

Recent Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement 151, "Inventory Costs - an Amendment of ARB No. 43, Chapter 4," which will be effective in the first quarter of fiscal year 2006. We have evaluated this pronouncement and no material impact is anticipated.

In December 2004, the FASB issued Statement 123 (revised), "Share-Based Payment," which will be effective in the first quarter of fiscal year 2006. This statement will eliminate the ability to account for share-based compensation transactions using APB Opinion No. 25 ("Accounting for Stock Issued to Employees") and will require instead that compensation expense be recognized based on the fair value on the date of the grant. The recognition of compensation expense for stock options will reduce net income in the future. The amount of that expense will depend on the number of stock options granted as well as the assumptions used to value them.

In May 2005, the FASB issued Statement 154, "Accounting Changes and Error Corrections," which will be effective in the first quarter of fiscal year 2007. This statement addresses the retrospective application of such changes and corrections and will be followed if and when necessary.

In June 2005, the FASB ratified the consensus reached by the Emerging Issues Task Force (EITF) on Issue 05-6, "Determining the Amortization Period for Leasehold Improvements." This consensus, which will be effective in the first quarter of fiscal 2006, states that leasehold improvements acquired after the inception of a lease should be amortized over the shorter of the useful life of the assets or a term that includes renewals that are reasonably assured at the date of acquisition of the leasehold improvements. We have evaluated this consensus and we are already following this procedure.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and projections of future results made in this report constitute forward-looking information that is based on current market, competitive and regulatory expectations that involve risks and uncertainties. Those risks and uncertainties include changes in economic conditions generally or in the markets served by the company; consumer preferences and spending patterns; changes in or the introduction of new state or federal legislation or regulations; the availability and cost of real estate and construction; competition; and risks associated with new business endeavors. Please see Walgreen Co.'s Form 10-K for the period ended August 31, 2005, for a discussion of certain other important factors as they relate to forward-looking statements. Actual results could differ materially.

Consolidated Statements of Earnings and Shareholders' Equity Walgreen Co. and Subsidiaries For the Years Ended August 31, 2005, 2004 and 2003 (Dollars in Millions, except per share data)
Earnings	2005	2004	2003
Net Sales	$42,201.6	$37,508.2	$32,505.4
Costs and Deductions
Cost of sales	30,413.8	27,310.4	23,706.2
Selling, occupancy and administration	9,363.8	8,055.4	6,938.3
	39,777.6	35,365.8	30,644.5
Other Income
Interest income	31.6	17.3	10.8
Earnings
Earnings before income tax provision	2,455.6	2,159.7	1,871.7
Income tax provision	896.1	809.9	706.6
Net Earnings	$ 1,559.5	$ 1,349.8	$ 1,165.1
Net Earnings per Common Share
Basic	$ 1.53	$ 1.32	$ 1.14
Diluted	1.52	1.31	1.13
Average shares outstanding	1,019,669,630	1,024,512,865	1,024,908,276
Dilutive effect of stock options	8,664,212	7,285,553	6,672,051
Average shares outstanding assuming dilution	1,028,333,842	1,031,798,418	1,031,580,327

	Common Stock	Common Stock	Paid-In	Employee Stock Loan	Retained	Common Stock in
Shareholders' Equity	Shares	Amount	Capital	Receivable	Earnings	Treasury
Balance, August 31, 2002	1,024,908,276	$80.1	$748.4	$ -	$5,334.4	$ -
Net earnings	-	-	-	-	1,165.1	-
Cash dividends declared ($.155625 per share)	-	-	-	-	(159.6)	-
Employee stock purchase and option plans	-	-	(50.6)	-	-	-
Balance, August 31, 2003	1,024,908,276	80.1	697.8	-	6,339.9	-
Net earnings	-	-	-	-	1,349.8	-
Cash dividends declared ($.181875 per share)	-	-	-	-	(186.4)	-
Treasury stock purchases	(8,518,500)	-	-	-	-	(299.2)
Employee stock purchase and option plans	6,902,961	-	(65.2)	-	-	222.9
Balance, August 31, 2004	1,023,292,737	80.1	632.6	-	7,503.3	(76.3)
Net earnings	-	-	-	-	1,559.5	-
Cash dividends declared ($.2225 per share)	-	-	-	-	(226.5)	-
Treasury stock purchases	(18,135,900)	-	-	-	-	(781.8)
Employee stock purchase and option plans	8,355,210	-	(67.6)	-	-	343.2
Employee stock loan receivable	-	-	-	(76.8)	-	-
Balance, August 31, 2005	1,013,512,047	$80.1	$565.0	$(76.8)	$8,836.3	$ (514.9)

The accompanying Summary of Major Accounting Policies and the Notes to
Consolidated Financial Statements are integral parts of these statements.

Consolidated Balance Sheets Walgreen Co. and Subsidiaries At August 31, 2005 and 2004 (Dollars in Millions)
Assets	2005	2004
Current Assets
Cash and cash equivalents	$ 576.8	$ 444.0
Short-term investments - available for sale	494.8	1,251.5
Accounts receivable, net	1,396.3	1,169.1
Inventories	5,592.7	4,738.6
Other current assets	255.9	161.2
Total Current Assets	8,316.5	7,764.4
Non-Current Assets
Property and equipment, at cost, less accumulated depreciation and amortization	6,165.0	5,446.4
Other non-current assets	127.3	131.3
Total Assets	$14,608.8	$13,342.1

Liabilities and Shareholders' Equity
Current Liabilities
Trade accounts payable	$ 2,918.2	$ 2,641.5
Accrued expenses and other liabilities	1,491.9	1,370.5
Income taxes	70.9	65.9
Total Current Liabilities	4,481.0	4,077.9
Non-Current Liabilities
Deferred income taxes	240.4	274.1
Other non-current liabilities	997.7	850.4
Total Non-Current Liabilities	1,238.1	1,124.5
Shareholders' Equity
Preferred stock, $.0625 par value; authorized 32 million shares; none issued	-	-
Common stock, $.078125 par value; authorized 3.2 billion shares; issued 1,025,400,000 shares in 2005 and 2004	80.1	80.1
Paid-in capital	565.0	632.6
Employee stock loan receivable	(76.8)	-
Retained earnings	8,836.3	7,503.3
Treasury stock at cost, 11,887,953 shares in 2005 and 2,107,263 shares in 2004	(514.9)	(76.3)
Total Shareholders' Equity	8,889.7	8,139.7
Total Liabilities and Shareholders' Equity	$14,608.8	$13,342.1

The accompanying Summary of Major Accounting Policies and the Notes to
Consolidated Financial Statements are integral parts of these statements.

Consolidated Statements of Cash Flows Walgreen Co. and Subsidiaries For the Years Ended August 31, 2005, 2004 and 2003 (In Millions)
	2005	2004	2003
Cash Flows from Operating Activities
Net earnings	$ 1,559.5	$ 1,349.8	$ 1,165.1
Adjustments to reconcile net earnings to net cash provided by operating activities -
Depreciation and amortization	482.1	403.1	346.1
Deferred income taxes	(70.8)	66.0	52.5
Income tax savings from employee stock plans	33.9	50.3	24.4
Other	74.5	38.8	44.8
Changes in operating assets and liabilities -
Inventories	(854.0)	(536.0)	(557.5)
Trade accounts payable	276.7	233.7	294.7
Accounts receivable, net	(224.9)	(171.6)	(56.7)
Accrued expenses and other liabilities	97.8	207.6	136.0
Income taxes	5.0	(39.9)	4.9
Other	(8.6)	42.2	48.3
Net cash provided by operating activities	1,371.2	1,644.0	1,502.6
Cash Flows from Investing Activities
Purchases of short-term investments - available for sale	(10,742.0)	(11,938.2)	(3,291.5)
Proceeds from sale of short-term investments -
available for sale	11,519.9	10,695.4	3,292.9
Additions to property and equipment	(1,237.5)	(939.5)	(795.1)
Disposition of property and equipment	15.5	6.2	84.5
Net proceeds from corporate-owned life insurance	10.1	10.2	8.4
Net cash used for investing activities	(434.0)	(2,165.9)	(700.8)
Cash Flows from Financing Activities
Cash dividends paid	(214.5)	(176.9)	(152.4)
Stock purchases	(781.8)	(299.2)	(149.2)
Proceeds from employee stock plans	177.5	145.1	82.0
Other	14.4	28.9	(2.5)
Net cash used for financing activities	(804.4)	(302.1)	(222.1)
Changes in Cash and Cash Equivalents
Net increase (decrease) in cash and cash equivalents	132.8	(824.0)	579.7
Cash and cash equivalents at beginning of year	444.0	1,268.0	688.3
Cash and cash equivalents at end of year	$ 576.8	$ 444.0	$ 1,268.0

The accompanying Summary of Major Accounting Policies and the Notes to
Consolidated Financial Statements are integral parts of these statements.

Summary of Major Accounting Policies

Description of Business

The company is principally in the retail drugstore business and its operations are within one reportable segment. Stores are located in 45 states and Puerto Rico. At August 31, 2005, there were 4,950 retail drugstores and three mail service facilities. Prescription sales were 63.7% of total sales for fiscal 2005 compared to 63.2% in 2004 and 62.0% in 2003.

Basis of Presentation

The consolidated statements include the accounts of the company and its subsidiaries. All significant intercompany transactions have been eliminated. Certain amounts in the 2004 and 2003 consolidated financial statements have been reclassified to be consistent with the 2005 presentation. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on management's prudent judgments and estimates. Actual results may differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and all highly liquid investments with an original maturity of three months or less. Included in cash and cash equivalents are credit card and debit card receivables from banks, which settle within two business days, of $55.4 million at August 31, 2005, and $53.3 million at August 31, 2004. The company's cash management policy provides for controlled disbursement. As a result, the company maintains overdraft positions at certain banks. Such overdrafts, which were $339.4 million as of August 31, 2005, and $226.7 million as of August 31, 2004, are included in trade accounts payable in the accompanying consolidated balance sheets.

Short-Term Investments - Available for Sale

The company's short-term investments - available for sale are principally auction rate securities. The company invests in municipal bonds and student obligations and purchases these securities at par. The underlying security is issued as a long-term investment. However, auction rate securities are classified as short-term investments because they typically can be purchased and sold every 7, 28 and 35 days. The trading of auction rate securities takes place through a descending price auction with an interest rate reset at the beginning of each holding period. At the end of each holding period the interest is paid to the investor. The unrealized gains on these securities at August 31, 2005 and 2004, were not significant.

Financial Instruments

The company had $66.2 million and $77.2 million of outstanding letters of credit at August 31, 2005 and 2004, respectively, which guaranteed foreign trade purchases. Additional outstanding letters of credit of $313.8 million and $156.2 million at August 31, 2005 and 2004, respectively, guaranteed payments of casualty claims. The casualty claim letters of credit are annually renewable and will remain in place until the casualty claims are paid in full. Letters of credit of $1.7 million and $1.6 million were outstanding at August 31, 2005 and 2004, respectively, to guarantee performance of construction contracts. The company pays a nominal facility fee to the financing bank to keep these letters of credit active. The company also had purchase commitments of approximately $437.6 million and $378.4 million at August 31, 2005 and 2004, respectively, related to the purchase of store locations and distribution centers. There were no investments in derivative financial instruments during fiscal 2005 and 2004.

Inventories

Inventories are valued on a lower of last-in, first-out (LIFO) cost or market basis. At August 31, 2005 and 2004, inventories would have been greater by $804.2 million and $736.4 million, respectively, if they had been valued on a lower of first-in, first-out (FIFO) cost or market basis. Included in inventory is product cost and inbound freight. Cost of sales is primarily derived based upon point-of-sale scanning information with an estimate for shrinkage and is adjusted based on periodic inventories. In addition to merchandise cost, cost of sales includes warehousing costs, purchasing costs, freight costs and vendor allowances not included as a reduction of advertising expense.

Vendor Allowances

Vendor allowances are principally received as a result of purchases, sales or promotion of vendors' products. Allowances are generally recorded as a reduction of inventory and are recognized as a reduction of cost of sales when the related merchandise is sold. Those allowances received for promoting vendors' products are offset against advertising expense and result in a reduction of selling, occupancy and administration expenses to the extent of advertising costs incurred, with the excess treated as a reduction of inventory costs. Prior to the adoption of EITF Issue No. 02-16, "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor," in January 2003, the entire advertising allowance received was credited to advertising expense and resulted in a reduction of selling, occupancy and administration expense.

Property and Equipment

Depreciation is provided on a straight-line basis over the estimated useful lives of owned assets. Leasehold improvements and leased properties under capital leases are amortized over the estimated physical life of the property or over the term of the lease, whichever is shorter. Estimated useful lives range from 12 1/2 to 39 years for land improvements, buildings and building improvements and 5 to 12 1/2 years for equipment. Major repairs, which extend the useful life of an asset, are capitalized in the property and equipment accounts. Routine maintenance and repairs are charged against earnings. The composite method of depreciation is used for equipment; therefore, gains and losses on retirement or other disposition of such assets are included in earnings only when an operating location is closed, completely remodeled or impaired. Fully depreciated property and equipment are removed from the cost and related accumulated depreciation and amortization accounts. Property and equipment consists of (In Millions):

	2005	2004
Land and land improvements
Owned stores	$1,459.4	$1,215.6
Distribution centers	81.6	80.1
Other locations	59.1	40.8
Buildings and building improvements
Owned stores	1,521.3	1,322.4
Leased stores (leasehold improvements only)	500.5	478.4
Distribution centers	453.0	415.6
Other locations	183.5	162.8
Equipment
Stores	2,853.9	2,438.1
Distribution centers	679.8	623.9
Other locations	166.0	150.0
Capitalized system development costs	143.7	123.0
Capital lease properties	48.4	43.6
	8,150.2	7,094.3
Less: accumulated depreciation and amortization	1,985.2	1,647.9
	$6,165.0	$5,446.4

The company capitalizes application stage development costs for significant internally developed software projects, including "SIMS Plus," a strategic inventory management system, and "Basic Department Management," a marketing system. These costs are amortized over a five-year period. Amortization was $20.4 million in 2005, $19.0 million in 2004 and $19.4 million in 2003. Unamortized costs as of August 31, 2005 and 2004, were $90.1 million and $76.6 million, respectively.

Revenue Recognition

For all sales other than third party pharmacy sales, the company recognizes revenue at the time of the sale. For third party sales, revenue is recognized at the time the prescription is filled, adjusted by an estimate for those that have not yet been claimed by customers at the end of the period. Customer returns are immaterial.

Impaired Assets and Liabilities for Store Closings

The company tests long-lived assets for impairment whenever events or circumstances indicate. Store locations that have been open at least five years are periodically reviewed for impairment indicators. Once identified, the amount of the impairment is computed by comparing the carrying value of the assets to the fair value, which is based on the discounted estimated future cash flows. Included in selling, occupancy and administration expense were impairment charges of $14.5 million in 2005, $9.2 million in 2004 and $19.5 million in 2003.

The company also provides for future costs related to closed locations. The liability is based on the present value of future rent obligations and other related costs (net of estimated sublease rent) to the first lease option date.

Insurance

The company obtains insurance coverage for catastrophic exposures as well as those risks required by law to be insured. It is the company's policy to retain a significant portion of certain losses related to workers' compensation, property losses, business interruptions relating from such losses and comprehensive general, pharmacist and vehicle liability. Provisions for these losses are recorded based upon the company's estimates for claims incurred. The provisions are estimated in part by considering historical claims experience, demographic factors and other actuarial assumptions.

Pre-Opening Expenses

Non-capital expenditures incurred prior to the opening of a new or remodeled store are expensed as incurred.

Advertising Costs

Advertising costs, which are reduced by the portion funded by vendors, are expensed as incurred. Net advertising expenses, which are included in selling, occupancy and administration expense, were $260.3 million in 2005, $230.9 million in 2004 and $174.0 million in 2003. Included in net advertising expenses were vendor advertising allowances of $180.2 million in 2005, $163.6 million in 2004 and $184.3 million in 2003. In fiscal 2003 the company adopted EITF Issue No. 02-16, "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor," which shifted a portion of vendor allowances from advertising expense to cost of sales. The fiscal 2003 impact resulted in an increase to advertising costs of $75.0 million (.23% of total sales), a reduction to cost of sales of $56.2 million (.17% of total sales), and a reduction to pre-tax earnings and inventory of $18.8 million.

Stock-Based Compensation Plans

As permitted under SFAS No. 123, the company applies Accounting Principles Board (APB) Opinion No. 25 and related interpretations in accounting for its stock-based compensation plans. Under APB Opinion No. 25, compensation expense is recognized for stock option grants if the exercise price is below the fair value of the underlying stock at the measurement date.

The company complies with the disclosure provisions of SFAS No. 123, which requires presentation of pro forma information applying the fair value based method of accounting. Had compensation costs been determined consistent with the fair value based method of SFAS No. 123 for options granted in fiscal 2005, 2004 and 2003, pro forma net earnings and net earnings per common share would have been as follows (In Millions, except per share data):

		2005	2004	2003
Net earnings		$1,559.5	$1,349.8	$1,165.1
Add:	Stock-based employee compensation expenses included in reported net income, net of related tax effects	.2	.4	.7
Deduct:	Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(72.5)	(44.1)	(57.0)
Pro forma net income		$1,487.2	$1,306.1	$1,108.8
Earnings per share:
	Basic - as reported	$ 1.53	$ 1.32	$ 1.14
	Basic - pro forma	1.46	1.27	1.08

	Diluted - as reported	1.52	1.31	1.13
	Diluted - pro forma	1.45	1.27	1.07

Income Taxes

The company provides for federal and state income taxes on items included in the Consolidated Statements of Earnings regardless of the period when such taxes are payable. Deferred taxes are recognized for temporary differences between financial and income tax reporting based on enacted tax laws and rates.

Earnings Per Share

In fiscal years 2004 and 2003, the diluted earnings per share calculation excluded stock options with an exercise price greater than the average market price of the common shares for the year. If such options were included, anti-dilution would have resulted. At August 31, 2004, and August 31, 2003, outstanding options to purchase 2,902,996 and 10,716,109 common shares granted at a price ranging from $35.67 to $45.625 and $30.76 to $45.625 per share were excluded from the fiscal year 2004 and 2003 calculations, respectively.

Interest Expense

The company capitalized $4.2 million, $1.1 million and $1.6 million of interest expense as part of significant construction projects during fiscal 2005, 2004 and 2003, respectively. Interest paid, net of amounts capitalized, was $.8 million in 2005, $.2 million in 2004 and $.2 million in 2003.

Notes to Consolidated Financial Statements

Hurricane Katrina

In August of fiscal 2005, Hurricane Katrina forced the closing of 74 stores in the Gulf Coast states. As a result, the company provided for $54.7 million of pre-tax expenses. Included in these expenses were an estimated $32.8 million of inventory losses, an estimated $14.8 million of present value lease obligations for temporary, as well as permanent, store closings and an estimated $5.2 million of equipment losses.

Leases

Although 17.7% of locations are owned, the remainder are leased premises. Initial terms are typically 20 to 25 years, followed by additional terms containing cancellation options at five-year intervals, and may include rent escalation clauses. The commencement date of all lease terms is the earlier of the date the company becomes legally obligated to make rent payments or the date the company has the right to control the property. Additionally, the company recognizes rent expense on a straight-line basis over a time period that equals or exceeds the time period used for depreciation of buildings on leased land. In addition to minimum fixed rentals, most leases provide for contingent rentals based upon a portion of sales.

Minimum rental commitments at August 31, 2005, under all leases having an initial or remaining non-cancelable term of more than one year are shown below (In Millions):

2006	$ 1,390.4
2007	1,435.6
2008	1,396.3
2009	1,370.3
2010	1,346.9
Later	17,173.0
Total minimum lease payments	$24,112.5

The above minimum lease payments include minimum rental commitments related to capital leases of $74.3 million at August 31, 2005. This capital lease amount includes $34.6 million of executory costs and imputed interest. Total minimum lease payments have not been reduced by minimum sublease rentals of approximately $49.5 million on leases due in the future under non-cancelable subleases.

The company remains secondarily liable on 24 assigned leases. The maximum potential of undiscounted future payments is $6.5 million as of August 31, 2005. Lease option dates vary with some extending to 2013. Approximately half of the assignments were a result of the sale of the "Wag's" restaurants in August 1988.

Rental expense was as follows (In Millions):

	2005	2004	2003
Minimum rentals	$1,300.7	$1,152.1	$1,017.4
Contingent rentals	18.7	20.3	22.1
Less: Sublease rental income	(12.5)	(11.9)	(12.1)
	$1,306.9	$1,160.5	$1,027.4

Goodwill and Other Intangible Assets

The carrying amount and accumulated amortization of intangible assets consists of the following (In Millions):

	2005	2004
Purchased prescription files	$ 86.9	$ 64.8
Other amortizable intangible assets	21.7	18.9
Nonamortizable intangible assets - goodwill	10.3	10.3
Gross carrying amount	118.9	94.0
Accumulated amortization - prescription files	(25.6)	(12.4)
Accumulated amortization - other	(9.3)	(8.0)
Total accumulated amortization	(34.9)	(20.4)
Total intangible assets, net	$ 84.0	$ 73.6

Goodwill is evaluated annually for impairment. No impairment loss has occurred for fiscal 2005 or fiscal 2004.

Amortization expense for intangible assets was $18.5 million in 2005, $8.8 million in 2004 and $6.3 million in 2003. The weighted-average amortization period for purchased prescription files was five years for fiscal 2005 and fiscal 2004. The weighted-average amortization periods for other intangible assets were 11 years for fiscal 2005 and 13 years for fiscal 2004.

Expected amortization expense for intangible assets recorded at August 31, 2005, is as follows (In Millions):
2006	2007	2008	2009	2010
$20.5	$18.7	$16.0	$12.3	$3.2

Income Taxes

The provision for income taxes consists of the following (In Millions):

	2005	2004	2003
Current provision -
Federal	$841.4	$632.5	$574.0
State	125.5	111.4	80.1
	966.9	743.9	654.1
Deferred provision -
Federal	(57.8)	65.3	42.5
State	(13.0)	.7	10.0
	(70.8)	66.0	52.5
	$896.1	$809.9	$706.6

The deferred tax assets and liabilities included in the Consolidated Balance Sheets consist of the following (In Millions):

	2005	2004
Deferred tax assets -
Employee benefit plans	$263.5	$212.0
Accrued rent	118.5	106.0
Insurance	157.5	136.0
Inventory	40.8	39.6
Bad debt	14.3	15.4
Other	61.4	29.4
	656.0	538.4
Deferred tax liabilities -
Accelerated depreciation	663.4	621.5
Inventory	112.8	115.1
Other	25.9	18.6
	802.1	755.2
Net deferred tax liabilities	$146.1	$216.8

Income taxes paid were $928.2 million, $734.1 million and $625.2 million during the fiscal years ended August 31, 2005, 2004 and 2003, respectively. The difference between the statutory income tax rate and the effective tax rate is principally due to state income tax provisions.

Short-Term Borrowings

The company had no short-term borrowings in fiscal 2005 or 2004. At August 31, 2005, the company had a syndicated bank line of credit facility of $200 million to support the company's short-term commercial paper program. The company pays a nominal facility fee to the financing bank to keep this line of credit facility active.

Contingencies

The company is involved in various legal proceedings incidental to the normal course of business. Company management is of the opinion, based upon the advice of General Counsel, that although the outcome of such litigation cannot be forecast with certainty, the final disposition should not have a material adverse effect on the company's consolidated financial position or results of operations.

Capital Stock

The company's common stock is subject to a Rights Agreement under which each share has attached to it a Right to purchase one one-hundredth of a share of a new series of Preferred Stock, at a price of $37.50 per Right. In the event an entity acquires or attempts to acquire 15% of the then outstanding shares, each Right, except those of an acquiring entity, would entitle the holder to purchase a number of shares of common stock pursuant to a formula contained in the Agreement. These non-voting Rights will expire on August 21, 2006, but may be redeemed at a price of $.0025 per Right at any time prior to a public announcement that the above event has occurred.

On July 14, 2004, the Board of Directors announced a stock repurchase program of up to $1 billion, which is expected to be executed over four years. During fiscal 2005, the company purchased $345.1 million of shares related to the stock repurchase program, which compares to $21.9 million of shares purchased in fiscal 2004. An additional $436.7 million of shares were purchased to support the long-term needs of the employee stock plans, which compares to $277.3 million in fiscal 2004.

At August 31, 2005, 96,936,238 shares of common stock were reserved for future stock issuances under the company's various employee benefit plans. Preferred stock of 10,135,120 shares has been reserved for issuance upon the exercise of Preferred Share Purchase Rights.

Stock Compensation Plans

The Walgreen Co. Stock Purchase/Option Plan (Share Walgreens) provides for the granting of options to purchase common stock over a ten-year period to eligible non-executive employees upon the purchase of company shares, subject to certain restrictions. Employees may purchase the company shares through cash purchases or loans. For options granted prior to October 1, 2005, the option price could not be more than 15% lower than the fair market value at the date of grant. For options granted on or after October 1, 2005, the option price is the closing price of a share of common stock on the grant date. Options may be granted under this Plan until September 30, 2012, for an aggregate of 42,000,000 shares of common stock. At August 31, 2005, there were 32,296,440 shares available for future grants. The options granted during fiscal 2005, 2004 and 2003 have a two-year vesting period. Compensation expense related to the plan was $.3 million in fiscal 2005, $.6 million in fiscal 2004 and $1.2 million in fiscal 2003.

The Walgreen Co. Executive Stock Option Plan provides for the granting of options to eligible key employees to purchase common stock over a ten-year period, at a price not less than the fair market value on the date of the grant. Under this Plan, options may be granted until October 9, 2006, for an aggregate of 38,400,000 shares of common stock. As of August 31, 2005, 20,456,653 shares were available for future grants. The options granted during fiscal 2005, 2004 and 2003 have a three-year vesting period. Compensation expense related to the plan was less than $1 million in fiscal 2005, fiscal 2004 and fiscal 2003.

The Walgreen Co. Broad Based Employee Stock Option Plan provides for the granting of options to eligible non-executive employees to purchase common stock over a ten-year period, at a price not less than the fair market value on the date of the grant, in connection with the achievement of store opening milestones. Under this Plan, on March 11, 2003, substantially all non-executive employees, in conjunction with the opening of the company's 4,000th store, were granted a stock option to purchase 100 shares. Options may be granted for an aggregate of 15,000,000 shares of common stock until all options have either been exercised or have expired. The options have a three-year vesting period. At August 31, 2005, 6,234,000 shares were available for future grants.

The Walgreen Co. Option 3000 Plan offered a stock option award to all non-executive employees who were employed on May 11, 2000. Each eligible employee, in conjunction with opening the company's 3,000th store, received a stock option award to purchase from 75 to 500 shares, based on years of service. The option award, issued at fair market value on May 11, 2000, was authorized to grant an aggregate of 15,500,000 shares of common stock. The options vested and became exercisable on May 11, 2003, and any unexercised options will expire on May 10, 2010, subject to earlier termination if the optionee's employment ends.

The Walgreen Co. 1982 Employees Stock Purchase Plan permits eligible employees to purchase common stock at 90% of the fair market value at the date of purchase. Employees may purchase shares through cash purchases, loans or payroll deductions up to certain limits. The aggregate number of shares, which all participants have the right to purchase under this Plan, is 74,000,000. At August 31, 2005, 8,216,538 shares were available for future purchase.

The Walgreen Co. Restricted Performance Share Plan provides for the granting of shares of common stock and cash to certain key employees, subject to restrictions as to continuous employment except in the case of death, normal retirement or total and permanent disability. Restrictions generally lapse over a four-year period from the date of grant. Compensation expense is recognized in the year of grant. Shares may be granted for an aggregate of 32,000,000 shares of common stock. At August 31, 2005, 23,072,895 shares were available for future grants. The number of shares granted was 134,768 in 2005, 116,898 in 2004 and 79,869 in 2003. Compensation expense related to the Plan was $11.1 million in fiscal 2005, $8.1 million in fiscal 2004 and $5.5 million in fiscal 2003.

The Walgreen Co. Nonemployee Director Stock Plan provides that each Nonemployee Director receives an equity grant of shares each year on November 1. The number of shares granted shall be determined by dividing $80,000 by the price of a share of common stock on November 1. During the term of the Plan, each Nonemployee Director will also receive fifty percent of his or her quarterly retainer in the form of shares, which may be deferred into an equal number of stock units. In addition, a Nonemployee Director may elect to receive all or a portion of the cash component of his or her quarterly retainer and meeting fees in the form of deferred stock units or to have such amounts placed in a deferred cash compensation account. Each Nonemployee Director received a grant of 2,211 shares in 2005, 2,298 shares in 2004 and 2,361 shares in 2003.

A summary of information relative to the company's stock option plans follows:

	Options Outstanding		Options Exercisable
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
August 31, 2002	34,301,035	$22.35	13,786,657	$ 9.71
Granted	17,701,356	28.86
Exercised	(2,747,055)	8.79
Canceled/Forfeited	(2,924,991)	28.95
August 31, 2003	46,330,345	25.23	26,306,122	21.57
Granted	2,953,230	32.33
Exercised	(5,867,982)	12.81
Canceled/Forfeited	(3,269,011)	28.54
August 31, 2004	40,146,582	27.29	22,103,057	24.84
Granted	9,035,094	36.07
Exercised	(4,215,576)	21.85
Canceled/Forfeited	(2,060,445)	29.36
August 31, 2005	42,905,655	$29.58	19,896,830	$26.44

The following table summarizes information concerning options outstanding and exercisable as of August 31, 2005:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at 8/31/05	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at 8/31/05	Weighted-Average Exercise Price
$ 5 to 24	7,065,945	2.33 yrs	$15.23	7,065,945	$15.23
25 to 30	14,610,110	6.40	28.32	5,782,919	29.17
31 to 35	15,675,716	7.66	34.36	4,415,903	33.45
36 to 46	5,553,884	7.20	37.63	2,632,063	38.80
$ 5 to 46	42,905,655	6.30 yrs	$29.58	19,896,830	$26.44

The weighted-average fair value and exercise price of options granted for fiscal 2005, 2004 and 2003 were as follows:

	2005	2004	2003
Granted at market price -
Weighted-average fair value	$13.47	$12.17	$10.36
Weighted-average exercise price	36.45	32.33	28.80
Granted below market price -
Weighted-average fair value	12.78	14.03	13.37
Weighted-average exercise price	35.89	32.14	31.48

The fair value of each option grant used in the pro forma net earnings and net earnings per share was determined using the Black-Scholes option pricing model with weighted-average assumptions used for grants in fiscal 2005, 2004 and 2003:

	2005	2004	2003
Risk-free interest rate	3.80%	4.07%	3.36%
Average life of option (years)	7.2	7.0	7.0
Volatility	28.14%	28.56%	28.04%
Dividend yield	.58%	.38%	.29%

Retirement Benefits

The principal retirement plan for employees is the Walgreen Profit-Sharing Retirement Trust to which both the company and the employees contribute. The company's contribution, which is determined annually at the discretion of the Board of Directors, has historically related to pre-tax income. The profit-sharing provision was $218.5 million in 2005, $193.6 million in 2004 and $168.0 million in 2003. The company's contributions were $262.3 million for 2005, $161.5 million for 2004 and $138.3 million for 2003.

The company provides certain health insurance benefits for retired employees who meet eligibility requirements, including age, years of service and date of hire. This year the company announced a change to the retiree medical and prescription drug plans, which impacts the company's benefit obligation. For a select group of eligible employees, the company will contribute a flat dollar contribution towards retiree medical and prescription drug coverage based on years of service. This flat dollar contribution will be indexed on an annual basis. The costs of these benefits are accrued over the period earned. The company's postretirement health benefit plans are not funded.

Components of net periodic benefit costs (In Millions):

	2005	2004	2003
Service cost	$22.0	$19.3	$ 10.2
Interest cost	23.6	22.5	15.7
Amortization of actuarial loss	10.6	9.9	4.9
Amortization of prior service cost	(3.6)	(0.4)	(0.4)
Transition obligation	4.9	-	-
Total postretirement benefit cost	$57.5	$51.3	$30.4

Change in benefit obligation (In Millions):

	2005	2004
Benefit obligation at September 1	$392.5	$349.6
Service cost	22.0	19.3
Interest cost	23.6	22.5
Amendments	(36.7)	(26.3)
Actuarial loss (gain)	(6.6)	33.0
Benefit payments	(8.7)	(7.1)
Participants contributions	.8	1.5
Transition obligation	4.9	-
Benefit obligation at August 31	$391.8	$392.5

Change in plan assets (In Millions):

	2005	2004
Plan assets at fair value at September 1	$ -	$ -
Plan participants contributions	.8	1.5
Employer contributions	7.9	5.6
Benefits paid	(8.7)	(7.1)
Plan assets at fair value at August 31	$ -	$ -

Funded status (In Millions):

	2005	2004
Funded status	$(391.8)	$(392.5)
Unrecognized actuarial loss	203.1	220.1
Unrecognized prior service cost	(65.2)	(32.1)
Accrued benefit cost at August 31	$(254.0)	$(204.5)

The measurement date used to determine the postretirement benefits is as of the fiscal year ending August 31. The discount rate assumption used to compute the postretirement benefit obligation at year-end was 5.5% for 2005 and 6.5% for 2004. The discount rate assumption used to determine net periodic benefit cost was 5.5% for 2005, 6.5% for 2004 and 7.0% for 2003.

Future benefit costs were estimated assuming medical costs would increase at a 10.0% annual rate gradually decreasing to 5.25% over the next five years and then remaining at a 5.25% annual growth rate thereafter. A one percentage point change in the assumed medical cost trend rate would have the following effects (In Millions):

	1% Increase	1% Decrease
Effect on service and interest cost	$13.3	$ (6.9)
Effect on postretirement obligation	27.8	(24.6)

(In Millions)	Estimated Future Benefit Payments	Estimated Federal Subsidy
2006	$ 6.9	$ .5
2007	8.3	1.0
2008	9.2	1.1
2009	10.6	1.3
2010	12.4	1.5
2011-2015	86.3	11.4

The expected contribution to be paid during fiscal year 2006 is $6.4 million.

The company's accumulated postretirement benefit obligation (APBO) and net periodic benefit costs include the effect of the federal subsidy provided by the Medicare Prescription Drug Improvement and Modernization Act of 2003. The APBO and net periodic benefit costs have decreased by approximately $115.4 million and $6.5 million, respectively.

Supplementary Financial Information

Included in the Consolidated Balance Sheets captions are the following assets and liabilities (In Millions):

	2005	2004
Accounts receivable -
Accounts receivable	$1,441.6	$1,197.4
Allowance for doubtful accounts	(45.3)	(28.3)
	$1,396.3	$1,169.1
Accrued expenses and other liabilities -
Accrued salaries	$ 516.6	$ 465.3
Taxes other than income taxes	261.7	222.9
Profit sharing	143.4	194.0
Other	570.2	488.3
	$1,491.9	$1,370.5

Summary of Quarterly Results (Unaudited)

(Dollars in Millions, except per share data)

	Quarter Ended
	November	February	May	August	Fiscal Year
Fiscal 2005
Net sales	$9,889.1	$10,987.0	$10,830.6	$10,494.9	$42,201.6
Gross profit	2,707.9	3,130.6	3,016.2	2,933.1	11,787.8
Net earnings	328.6	490.9	411.0	329.0	1,559.5
Per Common Share -
Basic	$ .32	$ .48	$ .41	$ .32	$ 1.53
Diluted	.32	.48	.40	.32	1.52
Fiscal 2004
Net sales	$8,720.8	$ 9,782.2	$ 9,578.5	$ 9,426.7	$37,508.2
Gross profit	2,300.1	2,705.6	2,577.8	2,614.3	10,197.8
Net earnings	251.5	431.6	342.3	324.4	1,349.8
Per Common Share -
Basic	$ .25	$ .42	$ .33	$ .32	$ 1.32
Diluted	.24	.42	.33	.32	1.31

Comments on Quarterly Results: In further explanation of and supplemental to the quarterly results, the 2005 fourth quarter LIFO adjustment was a credit of $2.0 million compared to a 2004 credit of $48.5 million. If the 2005 interim results were adjusted to reflect the actual inventory inflation rates and inventory levels as computed at August 31, 2005, earnings per share would have increased in the second quarter by $.01 and decreased in the fourth quarter by $.01. Similar adjustments in 2004 would have increased earnings per share in the first, second and third quarters by $.01 per quarter and decreased earnings per share in the fourth quarter by $.03.

The quarter ended August 31, 2005, includes $54.7 million ($.033 per share, diluted) of pre-tax expenses related to Hurricane Katrina.

Common Stock Prices

Below is the Consolidated Transaction Reporting System high and low sales price for each quarter of fiscal 2005 and 2004.

		Quarter Ended
		November	February	May	August	Fiscal Year
Fiscal 2005	High	$39.51	$44.19	$46.75	$49.01	$49.01
	Low	35.05	38.11	41.51	44.00	35.05
Fiscal 2004	High	$37.00	$37.42	$35.80	$37.82	$37.82
	Low	30.18	33.63	32.00	34.27	30.18

Management's Report on Internal Control

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation, management concluded that our internal control over financial reporting was effective as of August 31, 2005. Our management's assessment of the effectiveness of our internal control over financial reporting as of August 31, 2005, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in its report which is included herein.

/s/	David W. Bernauer	/s/	William M. Rudolphsen
	Chairman of the Board and Chief Executive Officer		Senior Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Walgreen Co.:

We have audited the accompanying consolidated balance sheets of Walgreen Co. and Subsidiaries (the "Company") as of August 31, 2005 and 2004, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended August 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Walgreen Co. and Subsidiaries as of August 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of August 31, 2005, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated October 21, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois

October 21, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Walgreen Co:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control, that Walgreen Co. and Subsidiaries (the "Company") maintained effective internal control over financial reporting as of August 31, 2005, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of August 31, 2005, is fairly stated, in all material respects, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of August 31, 2005, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended August 31, 2005 of the Company and our report dated October 21, 2005 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois

October 21, 2005

WALGREENS NATIONWIDE

STATE	2005	2004
Alabama	46	39
Arizona	215	209
Arkansas	28	25
California	408	381
Colorado	101	88
Connecticut	52	46
Florida	653	630
Georgia	96	83
Idaho	17	16
Illinois	486	471
Indiana	152	143
Iowa	54	52
Kansas	47	44
Kentucky	59	54
Louisiana	102	91
Maryland	18	16
Massachusetts	106	99
Michigan	165	143
Minnesota	98	91
Mississippi	37	33
Missouri	144	133
Montana	2	-
Nebraska	43	42
Nevada	55	51
New Hampshire	11	10
New Jersey	82	75
New Mexico	50	49
New York	69	64
North Carolina	75	53
North Dakota	1	1
Ohio	173	157
Oklahoma	68	64
Oregon	37	36
Pennsylvania	43	34
Rhode Island	16	15
South Carolina	42	31
South Dakota	6	5
Tennessee	181	164
Texas	511	471
Utah	24	15
Vermont	2	1
Virginia	54	47
Washington	90	88
Wisconsin	166	157
Wyoming	5	4
Puerto Rico	63	61
Total*	4,953	4,582

*Includes three mail service facilities at August 31, 2005 and 2004 and stores closed as of August 31, 2005, because of Hurricane Katrina